EXHIBIT 99.1

                       UNITED STATES CELLULAR CORPORATION
                                 (the "Company")

           DESCRIPTION OF COMPENSATION PLAN FOR NON-EMPLOYEE DIRECTORS
                                  (the "Plan")

                           EFFECTIVE NOVEMBER 1, 1996
                                    * * * * *

                  The purpose of the Plan is to provide reasonable compensation to non-employee directors in connection with their services to the Company in order to induce qualified persons to become and serve as non-employee members of the Company's Board of Directors.

                  The Plan was  approved  pursuant to the  authority  granted in
Section 12 of Article III of the Company's By-Laws, which provides that this Board of Directors shall have the authority to establish reasonable compensation of directors and that directors may be reimbursed their expenses of attending meetings of the Board of Directors.

                  The Plan provides that, effective for the twelve month period ending at the time of the Company's 1997 annual meeting, each director of the Company who is not an employee of the Company, Telephone and Data Systems, Inc., American Paging, Inc., American Portable Telecom, Inc., or TDS Telecommunications Corporation ("Affiliates") shall receive an annual director's fee of $24,000 payable immediately prior to the Company's Annual Meeting of Shareholders; and that each director of the Company who is not an employee of any Affiliate (hereinafter a "Non-employee Director") shall continue to receive a fee of $1,000, plus reimbursement of reasonable out-of-pocket expenses incurred in connection with travel, for attendance at each regularly scheduled or special meeting of the Board of Directors.

                  The Plan also provides that, effective as of November 1, 1996, each Non-employee Director shall receive a fee of $750.00, plus reimbursement of reasonable out-of-pocket expenses incurred in connection with travel, for attendance at each meeting of the Audit Committee, Stock Option Compensation Committee, or other committee established by resolution of the Board of Directors.

                  The Plan further provides that each Non-employee Director shall be entitled to elect to receive up to fifty percent (50%) of the annual fee by the delivery of Common Shares of the Company having a fair market value, as hereinafter defined, as of the date of payment equal to such percentage of the annual fee.

                  Under the Plan, each Non-employee Director shall be entitled to elect to receive up to thirty-three percent (33%) of each committee meeting's fee by the delivery of Common Shares of the Company having a fair market value as of the date of payment equal to such percentage of such fee

                  The Plan provides that the foregoing elections shall be made in writing at least ten business days prior to the Annual Meeting of Shareholders or the date of each committee meeting, as applicable.

                  Under the Plan, for purposes of determining the number of Common Shares deliverable in connection with any of the foregoing elections, the fair market value of a Common Share of the Company shall be the average closing price of Common Shares of the Company as reported in the American Stock Exchange Composite Transactions section of the Wall Street Journal for the twenty (20) trading days ending on the third trading day before the Annual Meeting of Shareholders or the date of the committee meeting, as applicable.

                  The Board of Directors of the Company has reserved 10,000 Common Shares of the Company for issuance pursuant to the Plan.


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